Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

December 30, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Capped GEARS	December 27, 2016	A142
14.35% per annum Autocallable Yield Notes due December 29, 2017	December 27, 2016	F302
Buffered Accelerated Return Equity Securities due January 2, 2019	December 27, 2016	K761
Buffered Accelerated Return Equity Securities due January 2, 2019	December 27, 2016	K762
Digital Buffered Notes due July 2, 2020	December 27, 2016	K763
Capped Leveraged Index Return Notes®	December 20, 2016	LIRN-36
Strategic Accelerated Redemption Securities®	December 20, 2016	STR-24
Autocallable Market-Linked Step Up Notes	December 20, 2016	SUN-104
Market-Linked Step Up Notes	December 20, 2016	SUN-105
Absolute Return Digital Barrier Securities due December 30, 2021	December 27, 2016	T919

Digital Plus Barrier Notes due December 30, 2021	December 27, 2016	T920
Digital Barrier Notes due July 2, 2018	December 23, 2016	T921
Digital Plus Barrier Notes due January 3, 2023	December 23, 2016	T922
Capped Trigger GEARS	December 28, 2016	T923
Capped Trigger GEARS	December 28, 2016	T924
7.25% per annum Contingent Coupon Autocallable Yield Notes due March 30, 2018	December 27, 2016	U1827
6.50% per annum Contingent Coupon Callable Yield Notes due December 30, 2021	December 27, 2016	U1829
10.00% per annum Autocallable Yield Notes due December 29, 2017	December 27, 2016	U1834
7.70% per annum Contingent Coupon Callable Yield Notes due January 3, 2020	December 23, 2016	U1838
10.75% per annum Contingent Coupon Callable Yield Notes due December 30, 2019	December 27, 2016	U1846
Step Down Trigger Autocallable Notes	December 28, 2016	U1863

9.70% per annum Contingent Coupon Callable Yield Notes due December 30, 2019	December 27, 2016	U1873